UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response........2.50

FORM 12b-25
NOTIFICATION OF LATE FILING	SEC FILE NUMBER
CUSIP NUMBER

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

UTSTARCOM, INC.
Full Name of Registrant

N/A
Former Name if Applicable

1275 Harbor Bay Parkway
Address of Principal Executive Office (Street and Number)

Alameda, CA 94502
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

PLEASE SEE ATTACHED

SHEET FOR RESPONSE

TO PART III

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Michael J. Sophie	510	864-8800
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Registrant anticipates that the financial results for the year ended December 31, 2004 will be as reflected in its press releases dated February 8, 2005 and March 10, 2005.

UTSTARCOM, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 15, 2005	By	/s/ Michael J. Sophie

RESPONSE TO PART III

UTStarcom, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2004 (the “Form 10-K”) by the prescribed due date without unreasonable effort or expense due to circumstances described below.  The Company seeks relief pursuant to Rule 12b-25(b) with respect to the Form 10-K.

The Company needs additional time to complete (i) the consolidation of certain financial results associated with a related party and (ii) the Company’s assessment of its internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002.

Related Party Transaction

In the course of the preparation of its year-end 2004 financial statements, an entity which is considered a related party was identified.  The Company has been evaluating whether this related party should be consolidated under US generally accepted accounting principles and specifically the guidance in FIN 46.  The Company has now determined that it will likely be required to consolidate the financial results of this entity into its fiscal 2003 and 2004 financial results.  The Company is assessing the potential impact to its 2003 and 2004 financial statements as a result of such consolidation.

Sarbanes-Oxley Act Section 404 Assessment

The Company is still in the process of evaluating the effectiveness of its internal control over financial reporting as required under the provisions of Section 404 of the Sarbanes-Oxley Act of 2002.

During the course of this review to date, management has concluded that there are control deficiencies which, either individually or in the aggregate, constitute material weaknesses in the Company’s internal control over financial reporting.  Such material weaknesses include:  (i) the need to ensure the Company employs sufficient finance personnel with the necessary experience and technical accounting expertise, including knowledge of US generally accepted accounting principles, relative to their assigned level of responsibility; (ii) the need to ensure adequate processes and personnel exist to supervise and monitor locations outside the United States; (iii) the need for improved controls related to the existence and valuation of inventory/deferred costs and the related cost of sales, (iv) the need for improved controls related to the financial closing and reporting process, and; (v) the need to ensure adequate processes and controls exist related to the preparation of the Company’s provision of income taxes.

In addition to the material weaknesses discussed above, management has identified additional control deficiencies, which may constitute material weaknesses in its internal control over financial reporting, including:

•        the identification and disclosure of related party transactions, and

•        controls related to revenue recognition. Although the Company has never restated its financial statements due to errors associated with the recognition of revenue, it has identified certain control deficiencies related to the analysis of non-standard contracts as well as the collection of evidence associated with proof of delivery documentation, which in aggregate may constitute a material weakness.

Management is continuing its assessment of the effectiveness of the Company’s internal control over financial reporting, which may identify additional material weaknesses.  Management and the Company’s independent registered public accounting firm will report their findings with the filing of the Company’s Form 10-K.

__________

In light of the foregoing, the Company will not be able to file its Form 10-K by March 16, 2005.  The Company expects to complete its assessment of its internal control over financial reporting and finalize its financial statements for the fiscal year ended December 31, 2004 in time to file its Form 10-K by March 31, 2005.